UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 3)

PHENIXFIN CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

71742W103
(CUSIP Number)

David Lorber,
445 Park Avenue, 10th Floor
New York, NY 10022
(212) 859-0390
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 1, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d‑1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

SCHEDULE 13D

CUSIP No.	71742W103	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS
David Lorber

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
124,333

	8	SHARED VOTING POWER
84,662.416

	9	SOLE DISPOSITIVE POWER
124,333

	10	SHARED DISPOSITIVE POWER
84,662.416

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
208,995.416

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No.	71742W103	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS
FrontFour Master Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
81,662.416

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
81,662.416

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
81,662.416

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No.	71742W103	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSONS
FrontFour Capital Group LLC 20-5997207

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
81,662.416

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
81,662.416

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
81,662.416

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, OO

SCHEDULE 13D
Amendment No. 3

This Amendment No. 3 amends the Schedule 13D originally filed with the U.S. Securities and Exchange Commission (“SEC”) on December 20, 2021, and amended by Amendment No. 1 filed with the SEC on May 16, 2022 and Amendment No. 2 filed with the SEC on January 3, 2023, by David A. Lorber, FrontFour Master Fund, Ltd. and FrontFour Capital Group LLC (collectively, the “Reporting Persons”), with respect to the common stock (the “Common Stock”) of PhenixFIN Corporation (the “Company”).

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended as follows:

The amount of funds used by Mr. Lorber to acquire the Common Stock beneficially owned by him and by his spouse’s individual retirement account (IRA), as to which he is deemed to have beneficial ownership, is $5,124,096.84, which was obtained from personal funds.

Item 5.	Interest in Securities of the Issuer

Items 5(a) – (c) are hereby amended as follows:

(a)          As of the date hereof, the Master Fund beneficially owned 81,662.416 shares of Common Stock, Mr. Lorber beneficially owned directly 124,333 shares of Common Stock, and Mr. Lorber was deemed to beneficially own 3,000 shares of Common Stock in his spouse’s IRA, constituting approximately 4.0%, 6.0% and less than 1%, respectively, of the shares of Common Stock outstanding.1

Mr. Lorber, as a managing member and principal owner of FrontFour Capital, may be deemed to beneficially own the 81,662.416 shares of Common Stock beneficially owned by the Master Fund, which, together with the 124,333 shares of Common Stock he beneficially owns directly and 3,000 shares of Common Stock of which he is deemed to have beneficial ownership, constitute approximately 10.1% of the Common Stock outstanding.

FrontFour Capital, as the investment manager of the Master Fund, may be deemed to beneficially own the 81,662.416 shares of Common Stock beneficially owned by the Master Fund, which constitute approximately 4.0% of the Common Stock outstanding.

(b)          Mr. Lorber has the sole power to vote or dispose of 124,333 shares of Common Stock beneficially owned by him and the shared power to vote or dispose of 3,000 shares of Common Stock held in his spouse’s IRA.

By reason of his responsibility for the supervision and conduct of investment activities of the Master Fund and as managing member and principal owner of FrontFour Capital, Mr. Lorber may be deemed to possess the shared power to vote and dispose of the shares of Common Stock beneficially owned by the Master Fund.

By reason of its responsibility for the supervision and conduct of investment activities of the Master Fund as its investment manager, FrontFour Capital may be deemed to possess the sole power to vote and dispose of the shares of Common Stock beneficially owned by the Master Fund.

(c)          The following purchases of Common Stock were made by Mr. Lorber in the past 60 days. All such purchases were made in the open market in routine brokerage transactions.  Other than the transactions listed in the table below, there have been no transactions in the Common Stock effected by the Reporting Persons during the past 60 days.

1 Percentages of the shares of Common Stock outstanding reported in this Schedule 13D are calculated based upon 2,060,490 shares of Common Stock outstanding as of February 15, 2024, as reported in the Company’s Proxy Statement on Schedule 14A filed with the SEC on February 26, 2024.

Date	Number of Shares	Price Per Share

2/23/24	1,300	$44.50(1)

2/26/24	175	$44.06

2/27/24	927	$44.97(2)

3/1/24	18,934	$45.0799(3)

3/1/24	560(4)	$45.08

(1) The reported price is a weighted average price.  These shares were purchased in multiple transactions at prices ranging from $44.36 to $44.53, inclusive. The Reporting Persons undertake to provide the Company, any security holder of the Company or the staff of the Securities and Exchange Commission (the “Staff”), upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(2) The reported price is a weighted average price.  These shares were purchased in multiple transactions at prices ranging from $44.62 to $45.00, inclusive. The Reporting Persons undertake to provide the Company, any security holder of the Company or the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(3) The reported price is a weighted average price.  These shares were purchased in multiple transactions at prices ranging from $45.06 to $45.08, inclusive. The Reporting Persons undertake to provide the Company, any security holder of the Company or the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(4) Mr. Lorber is deemed to beneficially own these shares of Common Stock in his spouse’s IRA.

Signature

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:    March 5, 2024

David A. Lorber

/s/ David A. Lorber

FrontFour Master Fund, Ltd.

By: FrontFour Capital Group LLC as investment manager

By:	/s/ David A. Lorber
Name: David A. Lorber
Title: Managing Member

FrontFour Capital Group LLC

By:	/s/ David A. Lorber
Name: David A. Lorber
Title: Managing Member